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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: **Citizens Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 Legacy Place
(No. and Street)

Dedham (City) **Massachusetts** (State) **02026** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Carvalho **(401) 477-1649**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

200 Berkeley Street (Address) **Boston** (City) **Massachusetts** (State) **02116** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

OATH OR AFFIRMATION

I, **Kevin Carvalho**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Citizens Securities, Inc.** as of and for the year ended December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal Financial Officer

Title

Notary Public

June B. Scanlon
Comm. Exp. 08/12/17

CITIZENS SECURITIES, INC.

(SEC I.D. No. 8-48744)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

TABLE OF CONTENTS

			Page
This report contains (check all applicable boxes):			
(x)	(a)	Facing page	
(x)		Report of Independent Registered Public Accounting Firm	1
(x)	(b)	Statement of Financial Condition	2
(x)	(c)	Statement of Income	3
(x)	(d)	Statement of Changes in Stockholder's Equity	4
(x)	(e)	Statement of Cash Flows	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)	
(x)		Notes to Financial Statements	6–14
		Supplemental Schedules	
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	16
(x)	(h)	Reconciliation of the Audited Computation of Net Capital and Unaudited Part IIA Computation Pursuant to Paragraph (D)(4) of Rule 17A-5	16
(x)	(i)	Computation for Determination of Reserve Requirement for Brokers and Dealers Under Rule 15c3-3 of the Securities Exchange Act of 1934	17
(x)	(j)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934	18
( )	(k)	A Reconciliation, including appropriate explanation of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (not applicable)	
(x)	(l)	An Oath or Affirmation	
( )	(m)	A copy of the SIPC Supplemental Report (filed separately)	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable)	

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Citizens Securities, Inc.
Dedham, Massachusetts

We have audited the accompanying statement of financial condition of Citizens Securities, Inc. ("the Company"), an indirect wholly owned subsidiary of Citizens Financial Group, Inc., as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

The supplemental schedules g, h, i, and j listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. These supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2017

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(In thousands, except share figures)

ASSETS

Cash and cash equivalents	$ 51,608
Restricted cash — deposits with clearing organizations	120
Commissions receivable — net of reserves of $176	3,866
Fees receivable	1,741
Employee loan advances — net of reserves of $935	8,215
Deferred commissions	6,648
Deferred tax asset — net	2,476
Premises and equipment — net of accumulated depreciation of $1,883	781
Due from affiliates — net	410
Other assets	2,578
TOTAL ASSETS	$ 78,443

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued incentive compensation	$ 11,949
Accrued expenses and other liabilities	4,845
Total liabilities	16,794
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 8,000 shares; 100 shares issued and outstanding	-
Additional paid-in capital	17,689
Retained earnings	43,960
Total stockholder's equity	61,649
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 78,443

See notes to financial statements.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands)

REVENUES:	
Commissions	$ 112,670
Fees	6,925
Total revenues	119,595
EXPENSES:	
Employee compensation and benefits (includes $3,609 intercompany incentives)	70,318
Services and management fee to Parent	24,012
Clearing and investment management advisory fees	7,275
Outside service fees	5,511
Licenses and regulatory fees	2,552
Legal and audit	2,242
Occupancy and equipment (includes $896 intercompany rent)	2,221
Communications	419
Travel and entertainment	392
Other expenses	2,333
Total expenses	117,275
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	2,320
INCOME TAX EXPENSE	607
INCOME FROM CONTINUING OPERATIONS	1,713
DISCONTINUED OPERATIONS (NOTE 3):	
INCOME FROM DISCONTINUED OPERATIONS	3,199
INCOME TAX EXPENSE FOR DISCONTINUED OPERATIONS	1,258
NET INCOME	$ 3,654

See notes to financial statements.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2016	$ -	$ 17,689	$ 40,306	$ 57,995
Net income	-	-	3,654	3,654
BALANCE — December 31, 2016	$ -	$ 17,689	$ 43,960	$ 61,649

See notes to financial statements.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,654
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of employee loan advances	1,775
Depreciation and amortization	591
Deferred income taxes	176
Changes in operating assets and liabilities:	
Decrease in commissions receivable	1,047
Decrease in fees receivable	597
Decrease in due from affiliates	605
Increase in employee loan advances and repayments, net	(2,314)
Increase in other assets	(2,510)
Decrease in accrued incentive compensation	(798)
Decrease in due to affiliates	(3,718)
Decrease in securities sold not yet purchased	(8)
Increase in accrued expenses and other liabilities	493
Net cash used in operating activities of continuing operations	(410)
Net cash provided by operating activities of discontinued operations	1,732
Total net cash provided by operating activities	1,322
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(195)
Net cash used in investing activities	(195)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,127
CASH AND CASH EQUIVALENTS — Beginning of year	50,481
CASH AND CASH EQUIVALENTS — End of year	51,608
SUPPLEMENTAL CASH FLOW DISCLOSURE — Income tax payments	$ 4,409

See notes to financial statements.

1. NATURE OF OPERATIONS

Citizens Securities, Inc. (the "Company"), a Rhode Island corporation incorporated on September 21, 1995, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on January 19, 1996, and distributes and sells mutual funds and provides certain insurance, securities, brokerage, and investment advisory services.

The Company is a wholly-owned subsidiary of Citizens Bank, N.A. (the "Parent"), which is a wholly-owned subsidiary of Citizens Financial Group, Inc. (CFG).

The Company introduces the majority of brokerage transactions for clearance and execution services to National Financial Services Corporation (NFSC), an unrelated third party on a fully-disclosed basis and introduces securities transactions such as annuities and insurance, with product providers, on a direct basis. The agreement between the Company and NFSC provides that the Company is obligated to assume an exposure related to nonperformance by its customers, thus exposing the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company monitors its customer activity by reviewing information it receives from NFSC on a daily basis, requiring customers to deposit additional collateral or reduce positions and reserving for doubtful accounts, when considered necessary.

The Company's customer base is primarily concentrated in New England, Pennsylvania, New York and the Midwest. Revenues are dependent, in part, on customers' investing patterns and requirements, which may vary with changes in the local and national economies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements include the accounts of the Company and are prepared in conformity with generally accepted accounting principles (GAAP) in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to accrued incentive compensation, income taxes, fair value, fees receivable, reserve for doubtful accounts and other contingencies.

(Amounts in thousands)

Revenue Recognition — Commission revenue represents commissions received from sales of mutual funds, fixed and variable annuities, traditional life insurance products, unit investment trusts, market-linked CDs and structured notes, and other brokerage-related transactions. The Company recognizes commission income on these products on a trade date basis.

In addition, the Company also earns commissions on asset-based fees such as 12b-1 fees and investment management advisory fees that are charged to the funds and credited to the Company over a stated period. The Company recognizes these fees when they are earned.

The Company recognizes fee revenue from customers on individual retirement accounts and customer account inactivity fees, which are accrued in the period in which they are earned.

Commission revenues are generated from annuities, managed money investments, 12b-1 fees, traditional insurance and other brokerage-related transactions. Fee revenues are comprised of revenue sharing income and customer account fees.

Cash and Cash Equivalents — For the purpose of reporting cash flows, balances include cash and money market accounts with an original maturity of less than 90 days. At December 31, 2016, cash equivalents included $49,196 of money market mutual funds.

Restricted Cash - Deposits at Clearing Organizations — Represents the cash account balance that is required to be maintained at clearing organizations based on clearing services agreements. As of December 31, 2016, $100 and $20 were held at NFSC and the Depository Trust & Clearing Corporation, respectively.

Employee Loan Advances, Net — To recruit and retain financial consultants, the Company offers employee advances to financial consultants who meet specific criteria. Advances paid to financial consultants are charged to employee compensation and benefits on a straight-line basis over a five to seven year period, which represents the period of loan forgiveness. Should a financial consultant leave employment of the Company before the end of the term of the note, the remaining balance of the advance would be repayable to the Company. The Company maintains a reserve for advances made to financial consultants who have left the Company prior to full amortization of the note.

Deferred Commissions — For certain commissions that are received over a period of time, as opposed to immediately upon sale, the Company will pay its financial consultants an amount that represents an estimate of such commissions to be earned over the initial twelve months of the contract as well as finders fees for newly managed assets which are amortized over the life of the assets, not to exceed five years. Such payments are recorded as an asset, and are amortized over the respective period. Payouts to the financial consultants for the remaining terms of such income are paid out on the same basis as the related income is received. Refer to Note 6 for further details.

Premises and Equipment — Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Additions to premises and equipment are recorded at cost. The cost of major additions, improvements and betterments is capitalized. Normal repairs and maintenance and other costs that do not improve the property, extend the useful life or otherwise do not meet capitalization criteria are charged to expense as incurred. The Company evaluates premises and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.

Fair Value of Financial Instruments — Certain financial assets and liabilities are measured at fair value on the Company's statement of financial condition. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Fair value measurements are classified within one of three levels in the valuation hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- *Level 1* — Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.
- *Level 2* — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by market data for substantially the full term of the financial instrument.
- *Level 3* — Unobservable inputs to the valuation methodology that are supported by little or no market information and that are significant to the fair value measurement.

Financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Refer to Note 11 for further details.

Incentive Compensation — The Company maintains two incentive compensation plans for which it provides additional compensation to its financial consultants. The two plans are as follows:

- The annual production deferred bonus plan is based on current year commission sales, which are accrued for in the period of the commission sales and paid out in full, after a four year period has elapsed. If a financial consultant terminates his employment with the Company, the entire amount of the compensation accrued for under the plan is forfeited back to the Company. The Company applies a forfeiture rate against the total of the accrual awards, which is based on the historical forfeitures under this plan.

(Amounts in thousands)

- The incentive plan deals with the accrual and payment of commissions based on the general sale of fund products through the Company. The payouts under this are generally paid out within a month of being earned by the financial consultant.

In addition, the Company maintains an annual bonus plan which involves the award of cash and restricted stock units from CFG to certain executives of the Company. A restricted stock unit is the right to receive shares of CFG stock on a future date, which may be subject to time-based vesting conditions. Time-based restricted stock units granted generally become vested ratably over a three-year period.

Compensation expense is accrued on a straight-line basis over the requisite service period (e.g., vesting period) of the award.

Recent Accounting Pronouncements — In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers". The ASU requires that revenue from contracts with customers be recognized upon transfer of control of a good or service in the amount of consideration expected to be received. The ASU also requires new qualitative and quantitative disclosures, including information about contract balances and performance obligations. The Company has begun its implementation efforts which include the identification of revenue within the scope of the guidance, as well as the evaluation of related revenue contracts. Based on this effort, adoption of the ASU is not expected to have a material impact on the timing of revenue recognition. The Company plans to adopt the revenue recognition guidance in the first quarter of 2018.

3. DISCONTINUED OPERATIONS

The Company receives referral fee revenue from Stifel, Oppenheimer and RBS Securities Inc. These fees are generated from CFG commercial banking customer referrals for services of introducing clients to underwritings of SEC registered securities and loans. Revenue is accrued at the pricing date and any differences in estimated expenses are reflected upon settlement.

During the second quarter of 2016, the Company ceased recording any new capital market referral business as the business was transferred to a new commercial broker dealer, Citizens Capital Markets, Inc. which is a subsidiary of CFG.

The Company reported the operating results of the capital markets referral fee business as discontinued operations within the statement of income for the year ended December 31, 2016. Revenues and expenses related to discontinued operations were $6,135 and $2,936 for the year ended December 31, 2016, respectively.

4. RELATED PARTY TRANSACTIONS

The Company has entered into investment services agreements with its Parent. The Company provides securities brokerage and investment advisory services to customers at bank branches of the Parent. The Parent provides support services to the Company and allocates direct and indirect costs attributable to

(Amounts in thousands)

the Company. Such costs include, but are not limited to, costs of bank personnel servicing the Company, communication and data line expenses, data center and technology, audit and general overhead. For the year ended December 31, 2016, service payments made to the Parent included in the statement of income were $24,012 included in services and management fee to Parent, $3,609 of referral incentives included in employee compensation and benefits, $896 of rental charges included in occupancy and equipment and $2,936 of expense from discontinued operations related to capital market activities.

The Company participates in a non-contributory pension plan sponsored by CFG (the "Plan" or "qualified plan") that was closed to new hires and re-hires effective January 1, 2009 and frozen to all participants effective December 31, 2012. Benefits under the Plan are based on employees' years of service and highest five-year average eligible compensation. The Plan is funded on a current basis, in compliance with the requirements of ERISA. The Company also provides an unfunded, non-qualified supplemental retirement plan (the "non-qualified plan"), which was closed and frozen consistent with the qualified plan.

For the year ended December 31, 2016, the pension retirement benefit expense resulted in a net gain of approximately $10 to the Company, which is included as a component of employee compensation and benefits expense on the statement of income.

5. EMPLOYEE LOAN ADVANCES

During the year ended December 31, 2016, the Company paid $3,459 in new employee loan advances and the on-going amortization of new and existing employee loan advances amounted to $1,775. As of December 31, 2016, the balance of the Company's active employee loan advances totaled $11,632 offset by accumulated amortization of $3,949, netting to a balance of $7,683. Amortization expense is included as a component of employee compensation and benefits expense on the statement of income.

As of December 31, 2016, the balance of the Company's inactive employee loan advances totaled $2,882 offset by accumulated amortization of $2,350, netting to a balance of $532. Employee loan repayments of $685 were netted against the gross employee loan advances of $3,567. Accumulated amortization consists of amortization expense and reserves. Over the year, the Company's reserve for doubtful accounts increased $714, from $221 to $935 as of December 31, 2016.

6. DEFERRED COMMISSIONS

During the year ended December 31, 2016, the Company paid $6,426 to its financial consultants for commissions to be earned over the relevant period. Additionally, the Company amortized $5,178 of previously deferred commissions for the year ended December 31, 2016. This amount is recorded on the statement of income as a component of employee compensation and benefits expense.

As of December 31, 2016, the Company has recorded a balance of $6,648 for deferred commissions. This amount is reported on the statement of financial condition within the deferred commissions line.

(Amounts in thousands)

7. PREMISES, EQUIPMENT AND SOFTWARE

Premises, equipment and software are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the assets, typically four to ten years.

	Cost
Equipment	$ 2,411
Building improvements	168
Furniture	85
Total premises and equipment	2,664
Less: accumulated depreciation	(1,883)
Premises and equipment — net	$ 781

Capitalized software assets are reported as a component of other assets in the statement of financial condition.

	Cost
Software	$ 4,441
Less: accumulated amortization	(4,295)
Software — net	$ 146

8. ACCRUED INCENTIVE COMPENSATION

As of December 31, 2016, the total accrued amounts under each of the incentive compensation plans are as follows:

Annual production deferred bonus plan	$ 6,509
Accrued incentive plan	3,705
Annual bonus plan	1,735
Total	$11,949

The amount is included in the statement of financial condition, within the accrued incentive compensation line.

(Amounts in thousands)

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2016, the Company had net capital of $24,966, which was in excess of the required net capital of $1,123 by $23,843. The Company's ratio of aggregate indebtedness to net capital was .67 to 1. Refer to the Computation of Net Capital schedule on page 16 for further detail.

10. INCOME TAXES

The Company, along with other affiliates, is included in the consolidated federal tax return filed by CFG and in certain combined and unitary state returns. For federal taxes and for taxes in states in which the Company is included in a combined or unitary return, the Company computes its current and deferred tax provision using the applicable consolidated, combined or unitary tax rate. The Company settles its income tax provision/(benefit) with CFG by agreement through intercompany accounts. At December 31, 2016, the net receivable from CFG was $797, which is included in other assets.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income taxes from continuing operations for the year ended December 31, 2016, were as follows:

Current income taxes:	
Federal	$ 711
State	(280)
Total current income tax provision	431
Deferred income taxes:	
Federal	65
State	111
Total deferred income tax provision	176
Total income tax provision from continuing operations	$ 607

The effective income tax rate differed from the U.S. federal income tax rate of 35% primarily as a result of state taxes.

(Amounts in thousands)

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2016, is as follows:

Deferred tax assets:	
Accrued expenses	$ 5,340
State net operating loss	1
Deferred tax liabilities:	
Depreciation	(254)
Deferred commissions	(2,611)
Net deferred tax asset	$ 2,476

The Company, as part of certain consolidated or combined returns, is subject to examination by the Internal Revenue Service (IRS) and various state and local tax jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2013. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the statement of income.

There were no uncertain tax positions relating to the Company as of and during the year ended December 31, 2016.

11. FAIR VALUE MEASUREMENTS

The valuation techniques used to measure the Company's assets and liabilities at fair value depends upon the specific nature of the asset and liabilities. The following is a description of the valuation methodologies and summary of assets and liabilities measured at fair value on the statement of financial condition on a recurring basis at December 31, 2016:

Money Market Mutual Funds — Fair value is determined based upon unadjusted quoted market prices and is considered a Level 1 fair value measurement.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets — money market mutual funds	$ 49,196	$ -	$ -	$ 49,196

There were no transfers between Levels 1 and 2 during the year ended December 31, 2016.

12. RISKS AND UNCERTAINTIES

The Company generates a significant portion of its revenues by providing securities and brokerage services to domestic customers. Revenues for these services are transaction-based. The Company also receives revenues based on customers' assets under management that are held away. As a result, the Company's revenues could vary based on the performance of financial markets around the world.

The Company primarily clears securities transactions through its clearing broker, NFSC, on a fully disclosed basis. NFSC records customers' securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on such transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

13. CONTINGENCIES

The Company, from time to time, is involved in litigation or other proceedings related to customer claims for regulatory matters. The aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows. Legal reserves have been established when it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Once established, reserves are adjusted when there is additional information available or when an event occurs requiring a change.

In addition, the Company estimates possible losses in which there is no accrued liability related to legal proceedings. At December 31, 2016, the range of possible loss in excess of the Company's recorded accrual is approximately $385.

14. SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2016 through the date the financial statements were filed with the SEC and is not aware of any subsequent events which would require disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES

CITIZENS SECURITIES, INC.

(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 AND RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND UNAUDITED PART IIA COMPUTATION PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5
AS OF DECEMBER 31, 2016
(In thousands)

COMPUTATION OF NET CAPITAL	As Filed	Adjusted		Amended
TOTAL STOCKHOLDER'S EQUITY	$61,681	$ (32)	(a)	$ 61,649
DEDUCTIONS AND/OR CHARGES — Non-allowable assets:				
Commissions and fees receivable — net	4,739			4,739
Employee loan advances — net	8,215			8,215
Premises, equipment and software — net	927			927
Due from affiliates	454			454
Deferred commissions	6,648			6,648
Other assets	14,895	(32)	(a)	14,863
Total non-allowable assets	35,878	(32)		35,846
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	25,803			25,803
HAIRCUT ON SECURITIES	(837)			(837)
NET CAPITAL	$24,966	$ 0		$ 24,966
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
MINIMUM NET CAPITAL REQUIREMENT (Representing 6-2/3% of aggregate indebtedness)	$ 1,123			$ 1,123
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF INTRODUCING BROKER OR DEALER	$ 100			$ 100
NET CAPITAL REQUIREMENT	$ 1,123			$ 1,123
EXCESS NET CAPITAL	$23,843			$ 23,843
COMPUTATION OF AGGREGATE INDEBTEDNESS				
AGGREGATE INDEBTEDNESS	$16,838	$ 0		$ 16,838
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.67 to 1			.67 to 1

Note:
The above chart and subsequent descriptions details the differences between these financial statements and the Company's unaudited FOCUS Report submitted January 26, 2017 as of December 31, 2016.

(a) - Tax adjustments.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKERS AND DEALERS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Sections (k)(1), (k)(2)(i) and (k)(2)(ii) of the Rule.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to sections (k)(1), (k)(2)(i) and (k)(2)(ii) of the Rule.

Citizens
Securities, Inc.

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
416

February 28, 2017

Securities and Exchange Commission
Registrations Branch, Mail Stop 8031
100 F Street, NE
Washington, DC 20549

VIA FEDEX

To whom it may concern:

Enclosed is the 2016 Citizens Securities, Inc. Annual Audited Report, which includes the Report of Independent Registered Public Accounting Firm.

Sincerely,

Kevin J. Carvalho
Senior Finance Director